UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

BIO-MATRIX SCIENTIFIC GROUP, INC.

Common Stock, par value $0.0001

CUSIP # 09065C106

March 5, 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065C106	13G/A	Page 1 of 4

1.	Name of Reporting Person Southridge Partners II LP

I.R.S. Identification No. of Above Person (entities only) 52-2090686

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 200,000,000

Number of
Shares
Owned by	6.	Shared Voting Power 200,000,000
Each
Reporting
Person
With	7.	Sole Dispositive Power 200,000,000

	8.	Shared Dispositive Power 200,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 4.95%

12.	Type of Reporting Person PN

CUSIP No. 09065C106	13G/A	Page 2 of 4

ITEM 1 (a)   NAME OF ISSUER Bio-Matrix Scientific Group, Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES 4700 Spring Street, Ste. 304, La Mesa, CA 91942

ITEM 2 (a)   NAME OF PERSON FILING Southridge Partners II LP

(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

90 Grove Street, Ridgefield CT 06877

(c)  CITIZENSHIP

United States of America

(d)  TITLE OF CLASS OF SECURITIES

Common Stock, Par Value $0.0001

(e)  CUSIP NUMBER

09065C106

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act
(b)	☐ Bank as defined in section 3(a)(6) of the Act
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

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(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

ITEM 4	OWNERSHIP

(a)	Amount beneficially owned: Reporting Person is the beneficial owner of 200,000,000 shares of common stock.

(b)	Percent of class: 4.95%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 200,000,000

(ii) Shared power to vote or to direct the vote: 200,000,000

(iii) Sole power to dispose or to direct the disposition of: 200,000,000

(iv) Shared power to dispose or to direct the disposition of: 200,000,000

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No. 09065C106	13G/A	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Southridge Partners II LP

Stephen Hicks

By: Stephen Hicks

Its: President of the General Partner

Date: March 5, 2015